UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38201

SECOO HOLDING LIMITED

Secoo Tower

Sanlitun Road A, No.3 Courtyard Building 2

Chaoyang District, Beijing 100027

The People’s Republic of China

+86 10 6588-0135

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                                                     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit 99.1 – Press Release

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECOO HOLDING LIMITED

	By:	/s/ Richard Rixue Li
	Name:	Richard Rixue Li
	Title:	Director and Chief Executive Officer

Date: August 31, 2019

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